UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2006

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 16, 2006

MITSUBISHI UFJ FINANCIAL GROUP, INC.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

The Norinchukin Bank
Mitsubishi UFJ Financial Group, Inc.
The Bank of Tokyo-Mitsubishi UFJ, Ltd.
UFJ NICOS Co., Ltd.
Kyodo Credit Service Co., Ltd.

Merger of UFJ NICOS Co., Ltd. and Kyodo Credit Service Co., Ltd.

Tokyo, February 16, 2006- The Norinchukin Bank (“Norinchukin”, President and CEO: Hirofumi Ueno), Mitsubishi UFJ Financial Group, Inc. (“MUFG”; President & CEO: Nobuo Kuroyanagi), The Bank of Tokyo-Mitsubishi UFJ, Ltd. (President: Nobuo Kuroyanagi), UFJ NICOS Co., Ltd. (“UFJ NICOS”; President and Director: Kazuhiro Omori) and Kyodo Credit Service Co., Ltd. (“Kyodo Credit”; President: Eiichi Ishigami) announce that they have agreed on the merger of UFJ NICOS and Kyodo Credit as part of the strategic business and capital alliance in the retail business of Norinchukin and MUFG.

1.	Objectives of the Merger

Norinchukin and MUFG have entered into an extensive business alliance in the retail business of JA Bank for the purpose of making optimal use of the extensive customer base and operational network of JA Bank, and the advanced technology and product marketability of MUFG.

This time, in the credit card business, which is the core of such business alliance, UFJ NICOS, with its advantage of having one of the largest business size and networks in Japan and its ability to develop cutting edge products, and Kyodo Credit, with its own solid customer base, focusing on the members and users of JA Bank as core customers, will merge on equal terms, strengthen their business competitiveness by maximizing and supplementing the strengths of UFJ NICOS and Kyodo Credit, and provide further attractive products and services to the members and customers of JA Bank.

The new company established upon the merger will aim at becoming the No. 1 company in the fields of “support from customers”, “profitability”, “card shopping sales volume” and “financial stability” with the goal of becoming the “No. 1 company in retail financing”, in conjunction with the merger of UFJ NICOS and DC Card, Co., Ltd., which is scheduled for April 1, 2007, and will seek to further increase its corporate value.

2.	Outline of Basic Agreement

(1)	Company name

“UFJ NICOS Co., Ltd.”

*UFJ NICOS is planning to change the company name to “Mitsubishi UFJ NICOS Co., Ltd.” (Tentative name) as a result of the merger with DC Card, Co., Ltd. on April 1, 2007.

(2)	Date of the merger

October 1, 2006

(3)	Surviving company

UFJ NICOS Co., Ltd.

(4)	Location of headquarters

Bunkyo-ku, Tokyo (current location of the headquarters of UFJ NICOS)

(5)	Representative

Kazuhiro Omori, President and Representative Director (current President and Director of UFJ NICOS)

(6)	Handling of “JA Card”, etc.

“JA Card”, etc., presently issued by Kyodo Credit, shall be issued with improved merchantability through the new company established upon the merger. In addition, “JA Card”, etc. currently in use can be used for the time being after the merger.

(7)	Others

The merger ratio will be determined between UFJ NICOS and Kyodo Credit upon evaluation by specialists. After the merger, the new company is expected to remain listed on the first section of the Tokyo Stock Exchange, Inc.

3.	Future Considerations

Today, a merger promotion committee, which consists of representatives of Norinchukin, MUFG, The Bank of Tokyo-Mitsubishi UFJ , UFJ NICOS and Kyodo Credit (Chairman: Kazuhiro Omori, President and Director of UFJ NICOS, Deputy Chairman: Eiichi Ishigami, President of Kyodo Credit, Members: Yoshio Kono, Senior Managing Director of Norinchukin, Ryuichi Murata, Managing Officer and Head of Integrated Retail Banking Business Group of MUFG and Senior Managing Director of The Bank of Tokyo-Mitsubishi UFJ ) has been formed. From now on, this committee will discuss and determine the details of the new company.

Contacts:

The Norinchukin Bank	Public Relations Division	(81-3-5222-2019)
Mitsubishi UFJ Financial Group, Inc.	Public Relations Division	(81-3-3240-7651)
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	Public Relations Division	(81-3-3240-2950)
UFJ NICOS Co., Ltd.	Public Relations Division	(81-3-3817-1094)
Kyodo Credit Service Co., Ltd.	Planning Department	(81-3-3294-3922)

(Reference)

Summary of UFJ NICOS and Kyodo Credit

(As of March 31, 2005)

Company name	UFJ NICOS		Kyodo Credit Service
Main business	Credit business		Credit card business
Date of incorporation	June, 1951		February, 1983
Location of head office	Bunkyo-ku, Tokyo		Chiyoda-ku, Tokyo
Representative	Kazuhiro Omori		Eiichi Ishigami
Capital	103,111 million yen		200 million yen
Total number of issued and outstanding shares	Common stock: 903,999,559 Classified stock: 50,000,000		Common stock: 4,000
Shareholder equity	144.7 billion yen		1.5 billion yen
Total assets	4,066.2 billion yen		14.5 billion yen
Book-closing period	March 31		March 31
Number of employees	5,874 persons		130 persons
Principal shareholders and ratio of voting rights	- The Bank of Tokyo-Mitsubishi UFJ, Ltd.	69.1%	- The Norinchukin Bank	51.8%
	- Nippon Life Insurance Company	1.7%	- 42 Shinrens and 2 JAs (in total)	48.2%
	- The Norinchukin Bank	0.8%
Main bank	The Bank of Tokyo-Mitsubishi UFJ, Ltd.		The Norinchukin Bank
Number of card members	21.85 million persons		0.87 million persons
Card sales volume	4,284.9 billion yen		98.8 billion yen
Of which, shopping	3,235.4 billion yen		60.6 billion yen
Of which, cashing	1,049.5 billion yen		38.2 billion yen
Number of affiliated stores	2,726 thousand stores		50 thousand stores
Operating Revenue	341 billion yen		4.3 billion yen
Current Income	39.7 billion yen		0.2 billion yen
Net Income	9.2 billion yen		0.1 billion yen
Relationships between parties	Related to assets	N/A
	Related to person	N/A
	Related to transaction	Consignment of a part of the collecting agency business of Kyodo Credit to UFJ NICOS

²	UFJ NICOS’s figures are the sum of the consolidated figures of the former Nippon Shinpan Co., Ltd. and the figures of the former UFJ Card Co., Ltd. (merged as of October 1, 2005). However, UFJ NICOS’s figures related to credit cards are the sum of the consolidated figures of the former Nippon Shinpan Co., Ltd. and the former UFJ Card group.

²	UFJ NICOS’s figures under “Total number of issued and outstanding shares” and “Principal shareholders and ratio of voting rights” are calculated by adjusting the figures associated with the conversion of classified stock into common stock as of October, 2005 and the merger of the former Bank of Tokyo-Mitsubishi Ltd. and the former UFJ Bank Ltd.

²	Kyodo Credit’s figures under “Principal shareholders and ratio of voting rights” are as of January 10, 2006.